FIRST MAJESTIC SILVER CORP.

     Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807 Web site:
www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR NYSE - AG Frankfurt – FMV	May 29, 2014

First Majestic Announces Election of Directors

VANCOUVER, British Columbia - First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for the election of its Board of Directors at its annual general meeting held on May 27, 2014.

A total of 66,053,345 shares were represented at the meeting, being 56.28% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting and detailed results of the ballot vote for the election of directors are set out below:

Director Nominee	Non Votes	Votes For	% For	Votes	% Withheld
				Withheld
Keith Neumeyer	20,798,842	45,059,643	99.57	194,860	0.43
Ramon Davila	20,798,841	44,187,206	97.64	1,067,298	2.36
Douglas Penrose	20,798,842	45,038,903	99.52	215,600	0.48
Robert McCallum	20,798,841	44,422,752	98.16	831,752	1.84
Tony Pezzotti	20,798,842	44,843,737	99.09	410,766	0.91
David Shaw	20,798,842	43,996,622	97.22	1,257,881	2.78

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain “Forward-Looking Statements” of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things the adoption and purchase of shares under the Company’s normal course issuer bid.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the market price of the Company’s shares; fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); and the Company’s cash flow and availability of alternate sources of capital; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic’s Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.